No Act

ACT ICA
SECTION 12(d)(3), 17(a)
RULE 2a-7
PUBLIC AVAILABILITY March 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 18, 2008

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

David J. Harris
Dechert LLP
1774 I Street, N.W.
Washington, DC 20006-2401

Re: HSBC Investor Funds—HSBC Investor Money Market Fund (File No. 811-04782)

Dear Mr. Harris:

Your letter of January 9, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3),[3] of the Investment Company Act of 1940 (the "Act") if HSBC Investor Funds (the "Trust"), of which HSBC Investor Money Market Fund (the "Fund") is a series, and HSBC Group Investment Businesses Limited ("ISGB") enter into the arrangement summarized below and more fully described in the letter. ISGB is under common control with the Fund's investment adviser, HSBC Investments USA, Inc. ("ISUS"), because both are controlled by the same parent, HSBC Holdings plc.

The Fund is a series of an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

[redacted]

08015620

valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that the Fund holds notes (the "Notes") issued by structured investment vehicles identified in Appendix A to your letter. You state that one of the Notes is no longer an Eligible Security as defined in rule 2a-7 under the Act. You state further that ISUS is concerned that, due to current conditions in the credit markets with respect to structured investment vehicles, one or more of the other Notes may be downgraded and cease to qualify as an Eligible Security or may otherwise decline in value.

You state that in order to mitigate any negative impact on the Fund's shareholders, ISGB and the Trust, on behalf of the Fund, seek to enter into an Indemnification Agreement (the "Agreement"), a form of which was provided to the staff. You represent that:

(i) ISBG would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes (whether from a sale or failure by an issuer to make payment when due), the market-based per share net asset value ("NAV") of the Fund would drop below $0.9975;

(ii) the amount of any capital contribution would be that necessary to maintain the Fund's NAV at $0.9975, subject to an aggregate maximum specified in the Agreement;

(iii) the Agreement would be entered into at no cost to the Fund, and ISGB would not obtain any shares from the Fund for its contribution;

(iv) the Board of Trustees of the Fund (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has determined that ISGB's commitment under the Agreement is of comparable quality to a First Tier Security under rule 2a-7 of the Act and that the Agreement presents minimal credit risks;

(v) the Agreement would terminate earlier than the specified termination date if the Board determines that ISGB's commitment under the Agreement is no longer of comparable quality to a First Tier Security, unless ISGB obtains a letter of credit or other credit enhancement of comparable quality to a First Tier Security within five days;

(vi) if ISGB is unable to obtain a letter of credit or other credit enhancement or if on the termination date the Fund holds any Notes the sale of which at that time at the value determined without regard to the Agreement would trigger a capital contribution under the Agreement, the Fund would sell the Notes and ISGB would be obligated to make any capital contributions required under the Agreement as a result of such sale; and

(vii) the Board has approved the Agreement and determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a)(1), 17(d) and 12(d)(3) of the Act if ISGB and the Trust, on behalf of the Fund, enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

We have considered your request for confidential treatment of your letter and our response for a period of 120 days from the date of our response. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until May 16, 2008.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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4 This letter confirms oral no-action relief provided by the undersigned to David J. Harris on January 10, 2008.

5 "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

DAVID J. HARRIS

david.harris@dechert.com
+1 202 261 3385 Direct
+1 202 261 3085 Fax

January 9, 2008

FOIA CONFIDENTIAL TREATMENT REQUESTED

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of HSBC Investor Funds ("Trust"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which HSBC Investor Money Market Fund (the "Fund") is a series, to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the Trust, on behalf of the Fund, enters into an Indemnification Agreement (in the form provided to you), in the circumstances described below, with HSBC Group Investment Businesses Limited ("ISGB"). ISGB is under common control with the Fund's investment adviser, HSBC Investments USA, Inc. ("ISUS") because both are controlled by the same parent, HSBC Holdings plc.

The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The Fund currently holds in its portfolio notes issued by certain structured investment vehicles ("SIVs") in the amounts listed in Appendix A ("Notes")[1]. The

1 The term Notes as used herein shall also include any securities or other instruments received in exchange for, or as a replacement for, the assets specified in Appendix A

credit rating of one of the SIVs, Stanfield Victoria, was recently downgraded by Moody's, and accordingly, the Stanfield Victoria Notes are no longer Eligible Securities under Rule 2a-7. The Board of Trustees of the Fund, including a majority of the trustees that are not interested persons of the Fund ("Independent Trustees"), has determined that it is in the best interests of the Fund and its shareholders not to dispose of the Stanfield Victoria Notes at this time. ISUS is also concerned that, due to current conditions in the credit markets with respect to SIVs, one or more of the other Notes may be downgraded and cease to qualify as Eligible Securities or may otherwise decline in value.

In order to mitigate any negative impact such events may have on shareholders of the Fund, although under no obligation to do so, ISGB and the Trust, on behalf of the Fund, have determined to enter into the Indemnification Agreement. Under the Indemnification Agreement, ISGB would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes (whether from a sale or failure by an issuer to make payment when due), the market-based per share net asset value of the Fund would otherwise drop below $0.9975. The amount of any such capital contribution will be that necessary to maintain the Fund's market-based net asset value per share at $0.9975, subject to an aggregate maximum set forth in the Indemnification Agreement. ISGB will not receive any compensation from the Fund for entering into the Indemnification Agreement or any Fund shares for its capital contribution. ISGB does not have its own credit rating, but the Board of Trustees of the Fund has determined that ISGB's commitment under the Indemnification Agreement is of comparable quality to a First Tier Rated Security under Rule 2a-7 under the 1940 Act and that the Indemnification Agreement presents minimal credit risks.

The Indemnification Agreement is expected to remain in place until June 24, 2008, but would be terminated earlier if the Board of Trustees determines that ISGB's commitment under the Indemnity Agreement is no longer of comparable quality to a First Tier Rated Security. In such event, unless ISGB were to obtain a letter of credit or other credit enhancement of comparable quality to a First Tier Rated Security within five days, the Fund would sell the Notes and ISGB would be obligated to make any capital contributions required under the Indemnification Agreement as a result of such sale. Similarly, if, on June 24, 2008, the Fund holds any Notes the sale of which at that time at the value determined without regard to the Indemnification Agreement would trigger a capital contribution under the Indemnification Agreement, the Fund will sell such Notes prior to termination of the Indemnification Agreement.

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hereto as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party.

The Board of Trustees, including a majority of the Independent Trustees has approved the terms of the Indemnification Agreement, including the aggregate maximum capital contribution amount under the Indemnification Agreement, and determined that entering into the Indemnification Agreement is in the best interests of the Fund and its shareholders.

Analysis

ISGB is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it and ISUS, the Fund's investment adviser, are both ultimately controlled by the same parent, HSBC Holdings plc.

The Indemnification Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. While Rule 17a-9 provides an exemption for the purchase of certain securities from a money market fund by an affiliate, this exemption is only available if the security at issue is no longer an "eligible security" as defined under Rule 2a-7. Currently, the Notes are classified as "eligible securities" for purposes of Rule 2a-7.

The proposed Indemnification Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

Entering into the proposed Indemnification Agreement also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

By entering into the proposed Indemnification Agreement, ISGB may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3).

We submit that, notwithstanding the potential violations, entering the Indemnification Agreement is in the best interest of the Fund and its shareholders. The Indemnification Agreement effectively insulates the Fund and its shareholders from the risk that losses arising from the Fund's current exposure to the SIVs might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders. *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007). The capital support agreement in *SEI Daily Income Trust—Prime Obligation Fund* operates in essentially the same fashion as the Indemnification Agreement. In *SEI Daily Income Trust—Prime Obligation Fund*, the fund and its affiliate entered into capital support agreement that would prevent any losses realized on the notes from causing the fund's market based net asset value per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the capital support agreement. Furthermore, the affiliate would not obtain any shares or other consideration from the fund for its contribution.

Similarly, the Indemnification Agreement will be entered into by the Trust, on behalf of the Fund, and ISGB in an effort to prevent any losses realized on the Notes from causing the Fund's market-based net asset value per share to fall below $0.9975. The Indemnification Agreement obligates ISGB to make a contribution to the Fund up to the maximum specified in the Indemnification Agreement. ISGB would not obtain any shares or other consideration from the Fund for its contribution.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if the Trust enters into the Indemnification Agreement with ISGB.

Please be advised that, in accordance with the Freedom of Information Act and Section 200.81(b) of the SEC's rules, we respectfully request that this letter, the related materials and the Commission's response be granted confidential treatment for up to 120 days from the date of the response. The information about the proposed Indemnification Agreement is not yet public and premature disclosure may harm the Fund and ISGB.

Please contact the undersigned at 202.261.3385 should you have any questions or comments regarding this request.

Sincerely,

David J. Harris

Dechert LLP

Appendix A to No-Action Request

Issuer	Maturity	Principal Amount
Stanfield Victoria	01/25/08	$21,000,000
Whistlejacket	01/28/08	100,000,000
Stanfield Victoria	03/03/08	40,000,000
Whistlejacket	05/15/08	50,000,000
K2 USA LLC	06/13/08	80,000,000
Links	06/20/08	100,000,000
K2 USA LLC	06/20/08	50,000,000
Whistlejacket	06/23/08	75,000,000
Stanfield Victoria	07/15/08	42,000,000
Total		$558,000,000
Total percent of Fund Net Assets as of December 31, 2007		7.3%

13938227.15.BUSINESS

END